[Chapman and Cutler LLP Letterhead]

December 31, 2025

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs® Trust
File Nos. 333-146827; 811-22135

Dear Ms. Smiley:

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs® Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on October 17, 2025 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Equity Dual Directional 5 Buffer ETF™ – Quarterly and Innovator Growth-100 Dual Directional 5 Buffer ETF™ – Quarterly (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) notes that certain information is blank in each Registration Statement. Please ensure that all the disclosures are updated and blanks are filled in.

Response to Comment 1

The Registrant confirms that the prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 2 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 2

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements.

Comment 3 – General

The Staff requests the Registrant confirm that the disclosure with respect to Funds’ investment objective, strategy and policies is materially identical to the precedent fund identified in the comment letter of each Fund’s 485(a) filing. Please also confirm that the substantive comments given by the Staff for the precedent funds were incorporated into the 485(a) filing for each of the Funds.

Response to Comment 3

The Trust confirms the disclosure for each Fund’s investment objective, strategy and policies is materially identical to the precedent fund it identified in the comment letter for its 485(a) filing, and that the substantive comments the Staff previously gave to those precedent funds were incorporated into each Fund’s 485(a) filing.

Comment 4 – Cover Page

Please confirm that the listing exchange will be identified as a defined term on each cover page. Additionally, ensure that the ticker symbol for the Fund will be included on its cover page.

Response to Comment 4

The Registrant confirms the prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 5 – Investment Objective

If a Fund’s investment objective relies on a defined term from the cover page (i.e., the Underlying ETF), please ensure that the defined term is italicized in the investment objective.

Response to Comment 5

The Registrant confirms the prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 6 – Cover Page

The Staff requests the Registrant supplementally confirm that it understands that if the cover page of the Registration Statement does not identify any defined terms, including the Underlying ETF, the Staff would expect such terms to be defined in the first instance it is used, including in the investment objective.

Response to Comment 6

The Registrant acknowledges the Staff’s comment and confirms that, to the extent such terms are not identified on the cover page, they will be appropriately defined in the first instance it is used, including in the investment objective.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren